PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended March 31, 2012

NOTE TO READER

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.

The Company adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS1, First-time Adoption of IFRS (“IFRS1”) with an adoption date of July 1, 2010 and a transition date of July 1, 2011. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the nine months ended March 31, 2012. These condensed consolidated interim financial statements have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in Note 19 to these condensed financial statements.

The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results will change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of May 29, 2012.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company’s financial statements and the financial data included in the interim MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee that are expected to be effective as at June 30, 2012, the date of the Company’s first annual reporting under IFRS. The adoption of IFRS does not impact the underlying economics of the Company’s operations.

The IFRS accounting policies set forth in Note 3 of the unaudited interim consolidated financial statements have been applied in preparing the financial statements for the nine months ended March 31, 2012 and the comparative information as at and for the nine months ended March 31, 2011, as at and for the year ended June 30, 2011 and an opening Statement of Financial Position at July 1, 2010. Note 19 to the interim consolidated financial statements contains a detailed description of the Company’s adoption of IFRS, including a reconciliation of the financial statements previously prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to those under IFRS. The most significant impacts of the adoption of IFRS, together with details of IFRS 1 First-Time Adoption of IFRS exemptions taken, are described in the “Transition to International Financial Reporting Standards” section of this interim MD&A.

Comparative information in this interim MD&A has been restated to comply with IFRS requirement, unless otherwise indicated.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented natural resource exploration company focused primarily on the acquisition, exploration and development of crude oil projects in Canada.  The Company is concentrating on identifying early stage oil or natural gas properties that have potential for discovery of large reserves as well as acquiring more advanced projects that, with further development, have good production potential.

On April 2, 2012, the TSX Venture Exchange (“TSX-V) approved the Company’s share consolidation on the basis of 5 pre-consolidation common shares for 1 post-consolidation common share of the Company and the Company’s proposed name change to Galileo Petroleum Ltd.

On November 1, 2008, the Company signed a Joint Venture Agreement to participate for the exploration, exploitation and production of petroleum and natural gas located in Central Alberta – see “Exploration review”.

On March 8, 2011, the Company signed an Agreement to participate in the exploration, exploitation and production of oil and natural gas in central Saskatchewan – see “Exploration review”.

EXPLORATION REVIEW

HIGHLIGHTS

•

Portal acquired a 50% working interest in exploratory lands at Provost, Alberta (See Provost).

•

Portal entered an agreement to participation the development of an oil play in central Saskatchewan (See Birdbear Formation).

•

Portal has a 28.5% interest in the Bigwave Joint Venture focused on the exploration, exploitation and production of oil and natural gas from lands located in central Alberta. (See Bigwave Joint Venture).

•

Portal entered the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of oil and natural gas resources in central Alberta.

•

Portal acquired a 100% interest in two parcels (the Border Play) of land in the Esther Field (Bakken Oil). Production in the vicinity of the Field has exceeded 4.8MMBBL (million barrels) of oil to date.

PETROLEUM AND NATURAL GAS JOINT VENTURES

Birdbear Formation

On March 8, 2011, the Company entered into an agreement to participate in the development of an oil play in central Saskatchewan. Under the terms of the agreement the Company has the right to earn a 25%, non-operating, working interest in a total of four sections of land (2,560 acres). A 25% working interest in the first two sections was earned by participating in, and paying a 50% cost share of, the drilling of one vertical and one horizontal well. An interest in an additional two sections of land was earned with participation on a “straight up basis” (25% of costs for a 25% working interest) in the drilling of a subsequent horizontal well. Each of the horizontal wells will qualify for the Province of Saskatchewan’s drilling incentive program with a maximum 2.5% government royalty on the first 100,000 barrels of production.

On March 28, 2011, the Company secured two additional sections of contiguous land by way of a seismic option. Future production from these lands is subject to a sliding scale nonconvertible royalty.

On August 15, 2011, the Company announced that it had established oil production through a five-well drilling program. The Company tested and brought the wells on stream achieving combined average production of 130 barrels of oil per day (“bopd”), 33 bopd net to Portal.

On October 7, 2011, Portal entered into a purchase and sale agreement to acquire oil and gas properties located in west central Saskatchewan for $9,100,000 from a third party. A $500,000 deposit was paid by Portal which is non-refundable unless the transaction is cancelled by the seller or certain land title and environmental default thresholds are exceeded. Closing was originally scheduled for November 30, 2011 but the parties amended the agreement to reflect a new closing date of January 31, 2012, and a new purchase price of $8,300,000. Upon closing, pursuant to an agreement with a third party, Portal disposed of the acquired oil and gas properties for a total sale price of $8,800,000.

As at March 31, 2012, the Company has spent a total of $1,643,965 (June 30, 2011 - $1,625,435) on the Birdbear project.

Bigwave Joint Venture

On November 1, 2008 Portal signed the Bigwave Joint Venture Agreement (the “Agreement”) to participate for a 15% working interest in the exploration, exploitation and production of oil and natural gas from lands located in central Alberta. In December of 2008 the Agreement was modified to allow Portal to participate for a 20% interest. During the quarter ended September 30, 2009 the Company increased its interest in the joint venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% gross overriding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009 the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave joint venture. Portal agreed to pay 100% of the Company’s cost per drill spacing unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per drill spacing unit.

During the quarter ended December 31, 2009, the Company completed drilling the first horizontal well operated by partner Bigwave Exploration Inc. of Calgary Alberta. The Bigwave joint venture now controls 10,720 acres of land covering a source oil sand-shale sequence with several potential reservoirs (Bakken Formation type).

On April 9, 2010 the Company purchased the Participation Agreement for $5,000 and 500,000 common shares in the capital of the Company. On the closing of the purchase, the Participation Agreement was terminated and Portal held a 22% working interest in the Joint Venture.

On August 2010 the Company acquired an additional 6.5% working interest in the joint venture in return for granting the seller a non-convertible gross overriding royalty on the acquired 6.5% working interest of 1/150 (5% - 15%) royalty on all future oil and 15% on all future gas production, as well as assuming all of the seller’s future obligations under the Agreement. The Company’s working interest in the joint venture increased from 22% to 28.5% as a result of the acquisition.

As at March 31, 2012 the Company has spent a total of $641,508 (June 30, 2011 – $647,803) on the Bigwave project.

Manito Joint Venture

On March 9th, 2009 Portal signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in central Alberta.

Portal has agreed to pay a 5.5% GORR on all products produced from certain geological formations.

The Manito Joint Venture has acquired one section of land to date through an Alberta Crown land sale.

Border Play

In April, 2010, the Company acquired a 100% interest in two parcels of land (the Border Play) totaling 560 acres (0.875 square miles). The primary play is Bakken oil exploitation using horizontal drilling. The two parcels lie within the Esther Field, with Bakken oil production in the field exceeding 4.8MMBBL (million barrels) to date.

Provost

In February, 2012, the Company acquired a 50% ownership in 928 acres (1.5 square miles) of exploratory land at Provost, Alberta. The primary target of this project is the Sparky formation which can be prolific for medium grade oil.

PETROLEUM AND NATURAL GAS EXPENDITURES

During the nine months ended March 31, 2012, the Company spent $77,035 on petroleum and natural gas property expenditures (year ended June 30, 2011 - $1,761,740).  The Company’s oil and gas properties are located in Alberta and Saskatchewan, Canada.

	Exploration and Evaluation Assets				Developing & Producing
	Bigwave	Manito	Borderplay	Provost	Birdbear	Total

Total as at June 30, 2010	$ 523,566	$ 18,000	$ 30,366	$ -	$ -	$ 571,932

Crown Lease	20,712	-	-	-	100,371	121,083
Lease costs	83,036	-	784	-	-	83,820
Drilling	9,649	-	-	-	743,788	753,437
Completion	-	-	-	-	363,166	363,166
Tangible	-	-	-	-	386,847	386,847
Decommissioning obligation	10,840	-	-	-	42,547	53,387

Total expenditures	124,237	-	784	-	1,636,719	1,761,740
Depletion of oil and gas properties	-	-	-	-	(11,284)	(11,284)

Total as at June 30, 2011	$ 647,803	$ 18,000	$ 31,150	$ -	$ 1,625,435	$ 2,322,388

Crown Lease	(6,295)	-	-	76,084	(13,095)	56,694
Drilling	-	-	-	-	232,906	232,906
Completion	-	-	-	-	55,079	55,079
Tangible	-	-	-	-	71,459	71,459
Acquisitions	-	-	-	-	8,460,897	8,460,897
Proceeds of disposition	-	-	-	-	(8,800,000)	(8,800,000)
Decommissioning obligation	-	-	-	-	-	-

Total expenditures	(6,295)	-	-	76,084	7,246	77,035
Depletion of oil and gas properties	-	-	-	-	(74,625)	(74,625)
Total as at March 31, 2012	$ 641,508	$ 18,000	$ 31,150	$ 76,084	$ 1,558,056	$ 2,324,798

SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION

For the years ended June 30th

	2011	2010	2009
	Under IFRS	Under Canadian GAAP
Net loss	$(1,194,983)	$(1,145,548)	$(6,366,236)
Basic and diluted EPS	$(0.04)	$(0.04)	$(0.21)
Total assets	$3,528,198	$1,101,609	$1,965,990
Total capital expenditures	$1,591,807	$159,985	$609,752
Total long-term debt	Nil	Nil	Nil

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	March 31 2012 IFRS	December 31 2011 IFRS	September 30 2011 IFRS	June 30 2011 IFRS
	$	$	$	$

Oil and gas revenue	60,215	141,333	66,048	47,041

Expenses	406,393	426,289	382,123	459,501
Net loss	(345,874)	(205,343)	(317,756)	(428,193)
Net loss per share	(0.01)	Nil	(0.01)	(0.01)

	Three Months Ended
	March 31 2011 IFRS	December 31 2010 IFRS	September 30 2010 IFRS	June 30 2010 GAAP
	$	$	$	$

Oil and gas revenue	-	-	-	-

Expenses	334,159	249,907	206,872	290,549
Net loss	(309,614)	(254,770)	(202,406)	(314,028)
Net loss per share	(0.01)	(0.01)	(0.01)	(0.01)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2012.

Loss

For the three months ended March 31, 2012 the Company incurred a net loss of $345,874 ($0.01 per share) compared to a net loss of $309,614 ($0.01 per share) for the three months ended March 31, 2011.  The increase in the net loss for the third quarter of 2012 as compared to the third quarter of 2011 of $36,260 is primarily due to; (a) an increase in legal fees of $38,802 resulting from the increased petroleum and natural gas activities, and corporate initiatives to consolidate the common shares and change the Company name; (b) an increase in depletion, depreciation and amortization of $29,983 relating to depletion of the new oil and gas assets; (c) a decrease of $23,081 in interest and other income due to the reduced value of marketable securities and the resulting unrealized gains; (d) an increase in investor relations of $13,340 resulting from attempted financing of a petroleum and natural gas acquisition; offset by (a) an increase of $11,308 in petroleum and natural gas revenue net of royalties and operating expenses due to the recent increase in oil and gas activities; and (b) a decrease in share-based compensation as fewer stock options were being issued in the most recent year; (c) a decrease in consulting fees of $24,478 as fewer petroleum and natural gas opportunities were being evaluated; and, (d) a decrease in salaries and benefits of $20,538 resulting from staff and salary reductions to minimize administrative expenses.

Expenses

Administrative expenses were $323,558 for the three months ended March 31, 2012, a decrease of $5,496 as compared to $329,054 for the comparable period in 2011.  The six largest expense items for this period, which account for 80% (2011 – 86%) of total administrative expenses were: salaries and benefits of $78,162 (2011 - $99,700), legal fees of $46,224 (2011 - $7,422), rent of $41,202 (2011 - $32,393), investor relations of $40,162 (2011 - $26,822), consulting fees of $34,545 (2011 – $59,023), and share-based compensation of $19,904 (2011 – $56,825).

Salaries and benefits of $78,162 (2011 - $99,700) accounted for 24% (2011 - 30%) of total administrative expenses for the three months ended March 31, 2012.  Staffing levels were lower in the current quarter as staff and salary reductions were implemented to reduce administrative expenses.

Legal fees of $46,224 (2011 - $7,422) accounted for 14% (2011 – 2%) of total administrative expenses for the three months ended March 31, 2012. Legal fees were higher in the current quarter due to increased petroleum and natural gas activities, and corporate initiatives to consolidate the common shares and change the Company name.

Rent of $41,202 (2011 – $32,393) accounted for 13% (2011 - 10%) of expenses for the quarter ended March 31, 2012. The increase in rent is due to the addition of the Calgary office.

Investor relations of $40,162 (2011 - $26,822) accounted for 12% (2011 - 8%) of expenses for the quarter ended March 31, 2012. The increase in investor relations expense resulted from the attempted financing of a petroleum and natural gas acquisition.

Consulting fees of $34,545 (2011 – $59,023) accounted for 11% (2011 - 18%) of total administrative expenses for the three months ended March31, 2012. The decrease in consulting fees resulted from fewer petroleum and natural gas opportunities were being evaluated.

Stock based compensation of $19,904 (2011 – $56,825) accounted for 6% (2011 - 17%) of total administrative expenses for the three months ended March 31, 2012. Stock option expense has decreased as fewer stock options were issued in the most recent year.

Resource operating expenses of $47,747 (2011 – Nil) and depletion, depreciation and amortization of $35,088 (2011 - $5,105) have increased due to the increase in oil and gas production.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 2012 AND 2011

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended March 31, 2012.

Loss

For the nine months ended March 31, 2012 the Company incurred a net loss of $868,973 ($0.02 per share) compared to a net loss of $766,790 ($0.02 per share) for the nine months ended March 31, 2011.  The increase in the net loss for the first three quarters of 2012 as compared to the first three quarters of 2011 of $102,183 is primarily due to: (a) an increase in consulting fees of $107,177 due to the increase in fees paid to consultants working on the oil and gas projects; (b) an increase in depletion, depreciation and amortization of $92,805 relating to depletion of the new oil and gas assets; (c) an increase in legal fees to support the increased oil and gas activities and to fund the deficit reduction, common share consolidation and Company name change initiatives; (d) an increase in rent of $23,735 resulting from opening the Calgary office; and  (e) an increase of $21,486 in corporate travel expenses relating to the new oil and gas projects and the opening of the Calgary office; offset by (a) an increase of $119,147 in petroleum and natural gas revenue net of royalties and operating expenses due to the recent increase in oil and gas activities; (b) a $90,200 future income tax recovery recognized as a result of the renunciation of tax pools to the flow-through shareholders; a decrease in share-based compensation of $30,575 as fewer stock options were issued in 2012; and (c) a decrease of $21,211 in investor relations as the majority of share offerings were undergone prior to the 2011 year-end.

Expenses

Administrative expenses were $966,783 for the nine months ended March 31, 2012, an increase of $189,116 as compared to $777,667 for the comparable period in 2011.  The six largest expense items for this fiscal period, which account for 85% (2011 – 81%) of total expenses were: salaries and benefits of $251,133 (2011 - $255,205), consulting fees of $192,795 (2011 – $85,618), rent of $101,056 (2011 – $77,321), share-based compensation of $73,695 (2011 – $104,270), , investor relations of $68,129 (2011 - $89,340), and legal fees of $56,148 (2011 - $15,933).

Salaries and benefits of $251,133 (2011 - $255,205) accounted for 26% (2011 - 33%) of total administrative expenses for the nine months ended March 31, 2012.  Although oil and gas activities have increased substantially in the past 9 months as compared to 2011, much of the increased work load has been addressed through the use of consultants as noted below.

Consulting fees of $192,795 (2011 – $85,618) accounted for 20% (2011 - 11%) of total administrative expenses for the nine months ended March 31, 2012. The increase in consulting fees is primarily due to increased fees paid to consultants working in the recently acquired oil and gas projects.

Rent of $101,056 (2011 – $77,321) accounted for 10% (2011 - 10%) of expenses for the nine months ended March 31, 2012. The increase in rent is due to the addition of the Calgary office.

Share-based compensation of $73,695 (2011 – $104,270) accounted for 8% (2011 - 13%) of total administrative expenses for the nine months ended March 31, 2012. Share-based compensation has decreased as fewer options have been issued in recent quarters than in the past.

Investor relations of $68,129 (2011 - $89,340) accounted for 7% (2011 - 11%) of expenses for the three quarters ended March 31, 2012. Investor relations expense has decreased as there were more show attendances in 2011 than in 2012.

Legal fees of $56,148 (2011 - $15,933) accounted for 6% (2011 – 2%) of expenses for the three quarters ended March 31, 2012. These higher fees were incurred to support the increased oil and gas activities and to fund the deficit reduction, common share consolidation and Company name change.

REDUCTION IN SHARE CAPITAL AND DEFICIT

The Company has share capital of $4,237,854 and a deficit of $(3,217,736) at March 31, 2012 (June 30, 2011: $17,909,268 and $(16,020,177), respectively). The decrease in share capital and deficit results from a  meeting of shareholders of the Company held on December 16, 2011, at which a special resolution was passed to reduce the Company’s paid-up share capital and the accumulated deficit by $13,671,414, representing the amount that is unrepresented by net available assets.

SUBSEQUENT EVENT

A resolution was passed at a meeting of shareholders on March 23, 2012 to consolidate the shares of the Company on the basis of one post-consolidation common share for each five pre-consolidation common shares, and to change the name of the Company to Galileo Petroleum Ltd. On April 2, 2012, the Company received approval for the share consolidation and the name change from the TSX Venture Exchange.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $86,182 and working capital of $765 as of March 31, 2012 (June 30, 2011: cash of $1,000,723 and working capital of $857,830).  The decrease in cash and working capital is primarily due to expenditures on oil and gas properties of $77,033 (net of dispositions) and administrative expenses (excluding depletion, depreciation and amortization and stock based compensation) of $893,087.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.

	No. of Common Shares Issued and Outstanding	Share Capital Amount
June 30, 2010	30,151,539	$ 14,850,161
June 30, 2011	48,745,539	$ 18,045,817
March 31, 2012	48,745,539	$ 4,237,854

On February 18, 2011 the Company completed a non-brokered private placement for $801,250. The placement consists of 6,410,000 units at a price of $0.125 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant will be exercisable to buy one common share at a price of $0.15 until February 17, 2012. A $10,500 fee was paid in cash as finder’s fees on a portion of the private placement.

On May 20 and May 30, 2011, the Company completed non-brokered private placements for aggregate proceeds of $2,481,500. The offering consisted of 10,152,500 units at a price of $0.20 per unit and 1,804,000 flow–through units at $0.25 per flow-through unit. Each unit consists of one common share of the Company and one-half common share purchase warrant exercisable for one common share of the Company at a price of $0.25. Of these warrants, 2,988,750 are exercisable until May 20, 2012 and 2,087,500 until May 30, 2012. Each flow-through unit consists of one common share of the Company on a “flow-through” basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant exercisable for one common share of the Company at a price of $0.35. Of these warrants 870,000 are exercisable until May 20, 2012 and 32,000 until May 30, 2012. In connection with the non-brokered private placement, the Company paid finders’ fees of $66,290 and issued a total of 305,200 non-transferrable finders’ warrants.

At March 31, 2012 the Company had 2,675,700 (June 30, 2011 – 3,840,600) outstanding stock options with a weighted average exercise price of $0.17 (June 30, 2011 - $0.22). If the remaining outstanding options were exercised, the Company’s available cash would increase by $443,349.

During the nine months ended March 31, 2012, there were 1,339,900 stock options cancelled, and none exercised. The Company issued 175,000 new options with an exercise price of $0.20.

As at March 31, 2012 contributed surplus totaled $1,278,302 (March 31, 2011 - $1,115,325).  During the nine months ended March 31, 2012 the Company recognized $73,696 (March 31, 2011 - $104,270) in share purchase option compensation expense for share purchase options that vested during the period.

Stock options outstanding as at March 31, 2012 are as follows:

Number	Exercise Price	Expiry Date
25,000	$0.15	30-Jun-12
810,000	$0.20	07-Oct-13
572,200	$0.12	09-Jun-14
20,000	$0.15	17-Jan-15
200,000	$0.26	06-Mar-15
750,000	$0.14	09-Sep-15
123,500	$0.21	28-Mar-16
175,000	$0.20	16-Aug-11
2,675,700

As at March 31, 2012, the Company had 5,978,250 warrants outstanding with exercise prices of $0.25 and $0.35 cents with expiry dates of May 20, 2012 and May 30, 2012. If all the remaining outstanding warrants were exercised, the Company’s available cash would increase by $1,584,763.

As the date of the MD&A there were 48,745,539 common shares issued and outstanding and there would be 57,704,689 common shares, on a fully diluted basis.

The Company relies on equity financings to fund its exploration activities, corporate overhead expenses and acquisitions.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable. To date, the Company has not used debt or other means of financing to further its exploration programs.

TRANSACTIONS WITH RELATED PARTIES

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand. All outstanding balances are unsecured, and there are no commitments or guarantees associated with the outstanding balances.

		Nine months ended March 31, 2012		Year ended June 30, 2011
Amounts due to:	Services for	Total charges	Balance Outstanding	Total charges	Balance Outstanding
A private company controlled by a director of the Company	Consulting	$ 28,527	$ 28,527	$ 69,942	$ -
A private company controlled by a director of the Company	Promissory note	101,825	1,825	-	-
A private company with a director in common with the Company	Promissory note	90,000	-	-	-
A public company with directors in common with the Company	Administrative fees, advances	21,885	23,837	-	-
A private company with a director in common with the Company	Accounting, finance	1,290	1,290	7,101	-
Directors’ fees	Director services	13,000	13,000	27,333	-

Amounts due from
A public company with directors in common with the Company	Administrative fees, advances	60,944	8,141	-	-
A public company with a director in common with the Company	Office rent	43,599	168	47,772	-
A private company with a director in common with the Company	Administrative fees, expenses	7,187	8,307	26,418	17,082

Key management personnel compensation includes all compensation paid to executive management and members of the board of directors of the Company.

	Nine months ended March 31, 2012	Year ended June 30, 2011
Short-term employee benefits	$231,835	$277,673
Post-employment benefits	-	-
Other long-term benefits	-	-
Termination benefits	-	-
Share based payments	-	-
Total	$231,835	$277,673

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at May 29, 2012 the Company had the following items issued and outstanding:

•

48,745,539 common shares (9,749,107 post-consolidation).

•

6,283,450 warrants with a weighted average price of $0.27 expiring at various dates until May 30, 2012 (1,256,690 post-consolidation with a weighted average price of $1.35).

•

2,675,700 common stock options with a weighted average exercise price of $0.17 expiring at various dates until August 11, 2016 (535,140 post-consolidation with a weighted average exercise price of $0.85).

Commitments and Contingencies

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2012	$ 23,740
2013	65,197
$ 88,937

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover oil and gas reserves or acquire oil and gas properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of oil and gas is volatile and cannot be controlled. There is no assurance that the Company’s oil and gas exploration and development activities will be successful. The development of oil and gas properties involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of oil and gas resources in Canada is subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for an oil and gas project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

Most of the Company’s short to medium term operating funds and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration and oil and gas property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

OUTLOOK

Portal has planned exploration programs for the oil and gas projects in western Canada and is continuing to review other projects for development or acquisition.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom. Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward looking statements included or incorporated by reference in this document include statements with respect to:

•

The Company’s progress, potential and uncertainties of its oil and gas drilling program in central Saskatchewan.

•

The Company’s progress, potential and uncertainties of its oil and gas drilling program in central Alberta.

•

The Company’s expectations regarding the ability to find new projects in Canada, and

•

Expectations regarding the ability to raise capital to continue its exploration, project search and acquisition activities.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2012.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company’s management is also responsible for establishing and maintaining internal controls over financial reporting.  The internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

No changes occurred in the current period of the Company’s ICFR that have materially affected or are reasonable likely to materially affect the Company’s ICFR.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

First-time Adoption of IFRS

Portal’s interim consolidated financial statements as at and for the nine months ended March 31, 2012 and comparative financial statements as at and for the nine months ended March 31, 2011, as at and for the year ended June 30, 2011 and an opening Statement of Financial Position as at July 1, 2010 (the “transition date”) have been prepared in accordance with IFRS as issued by the IASB. Previously, the Company prepared its annual and interim financial statements in accordance with Canadian GAAP applicable to publically accountable enterprises. Since the interim consolidated financial statements for the period ended March 31, 2012 have been prepared under IFRS, they have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS.

IFRS 1 requires the presentation of comparative information as at July 1, 2010 and subsequent comparative periods, as well as consistent and retrospective application of IFRS accounting policies. To assist with transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of IFRS. Portal has elected to apply the following relevant exemptions:

•

IFRS 2, Share-based Payments, whereby stock options that vested prior to July 1, 2010 are not required to be retrospectively restated. Therefore, IFRS 2 requirements apply only to those options that were unvested at the date of transition; and

•

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, whereby the Company has elected to measure decommissioning obligations as at the transition date in accordance with IAS 37 and recognize directly in deficit the difference between that amount and the carrying amount of those liabilities at the date of transition determined under Canadian GAAP

Hindsight was not used to estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS. A summary of IFRS 1 mandatory and optional exemptions are also described in Note 19 to the interim consolidated financial statements.

Significant IFRS Accounting Policies

The IFRS accounting policies set forth in Note 3 of the interim consolidated financial statements have been applied in preparing the financial statements for the nine months ended March 31, 2012 and comparative information as at and for the nine months ended March 31, 2011, as at and for the year ended June 30, 2011 and an opening Statement of Financial Position at July 1, 2010. A detailed explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance, and cash flow, including the reconciliations required by IFRS 1, is presented in Note 19 to the interim consolidated financial statements.

The adoption of IFRS does not impact the underlying economics of Portal’s operations. The most significant impacts of adoption are from the application of new accounting policies that change the accounting for petroleum and natural gas properties, decommissioning obligations, and stock-based compensation. Portal also adopted certain presentation policies that differ from Canadian GAAP. The following discusses the significant accounting policy and presentation differences under IFRS.

Depletion expense

Under Canadian GAAP, the Company used total proved developed reserves in determining depletion expenses. Under IFRS, the carrying amount of petroleum and natural gas properties is depleted or amortized over the useful life of assets. Portal has determined that depleting on a total proved plus probable reserve basis better approximates the useful life of the Company’s assets. As a result of this accounting policy difference, depletion expenses decreased during the year ended June 30, 2011 by $360 (March 31, 2011 - $Nil) from the amounts previously reported under Canadian GAAP.

Depletion expense increased by $79 at June 30, 2011 (March 31, 2011 - $ $Nil) as a result of the changes to decommissioning expense outlined below.

Impairment testing

Under Canadian GAAP, the recoverable amount of Portal’s petroleum and natural gas assets under the first step of the impairment test is determined using undiscounted future cash flow from proved reserves. Under IFRS, the recoverable amount is calculated using discounted future cash flow from proved plus probable reserves. In addition, impairment testing under Canadian GAAP is performed at the country cost centre level, while under IFRS the Company’s assets are grouped into cash-generating units based on their ability to generate largely independent cash flows. As of July 1, 2010 and June 30, 2011, no impairment was determined under IFRS.

Decommissioning obligations

Under Canadian GAAP, Portal used a credit-adjusted discount rate of 8% in estimating the decommissioning obligations. Under IFRS, the Company’s policy is to estimate the decommissioning obligations using risk-free discount rate on transition to IFRS. The effect of using a risk-free discount rate of 4.0% resulted in an increase of $Nil to the decommissioning obligation as at July 1, 2010, and an increase of $17,875 to the decommissioning obligation at June 30, 2011 with a corresponding increase to petroleum and natural gas assets.

Share purchase option compensation expenses

Under Canadian GAAP, the fair value of stock options was calculated using a Black-Scholes option-pricing model for each option grant and the resulting expense was recognized basis over the four quarter vesting period of the stock option grant. Forfeitures of stock options were recognized as they occurred.

Under IFRS, each vesting tranche of an option grant with different vesting dates was considered a separate grant for the calculation of fair value. This resulted in accelerated expense recognition that attributed higher stock-based compensation expense in early years of an option grant and less expense in later years. Portal also applied an estimated forfeiture rate at the initial grant date. When determining the fair value of each vesting tranche under IFRS, Portal applied an estimated weighted average life which reflects historical experiences. Under Canadian GAAP, the option life was equal to the expiry period of five years.

The above accounting policy differences resulted in an increase of $8,232 to contributed surplus with a corresponding increase to the Company’s deficit at July 1, 2010. Stock-based compensation expense increased during the year ended June 30, 2011 by $26,033 (March 31, 2011 – a decrease of $21,705) from the amounts previously recorded under Canadian GAAP.

Exploration and evaluation assets

Under IRFS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development and production costs include those expenditures for areas where technical feasibility and commercial viability has been determined and are included in the general balance of petroleum and natural gas properties and equipment.

Exploration and evaluation assets at July 1, 2010 were deemed to be a $571,932, representing the unproved properties balance under Canadian GAAP. This resulted in a reclassification of $571,932 from petroleum and natural gas properties to exploration and evaluation assets as July 1, 2010. As at June 30, 2011, the Company’s exploration and evaluation assets totaled   $696,953. These exploration activities are pending the determination of economic quantities of commercially producible reserves. During the year ended June 30, 2011, $1,625,435 of exploration and evaluation assets have been reclassified to petroleum and natural gas properties.

The Company performed an impairment test on its exploration and evaluation assets and petroleum and natural gas properties in accordance with the accounting policy stated in Note 3. The recoverable amount of Portal’s assets were estimated based on the fair value less cost to sell approach using discounted cash flows from proved plus probable reserves, taking into consideration escalated prices and future development costs, as obtained from the Company’s independent reserve report. Based on the above assessment, Portal’s exploration and evaluation assets and petroleum and natural gas properties did not have any impairment on transition to IFRS, as at March 31, 2011 and as at June 30, 2011.

Share capital

Under Canadian GAAP, the proceeds from the issuance of flow–through shares are recognized as shareholders’ equity. The tax basis of assets related to expenditures incurred to satisfy flow-through share obligations is reduced when the renunciation of the related tax pools occurs which then increases the deferred income tax liability and reduces share capital.

Under IFRS the amount recorded to the share capital from the issuance of flow-through shares reflects the fair market of “regular” common shares. The difference between the total value of a flow-through share issuance and the fair market value of regular common share issuance (premium) is initially accrued as deferred obligation when the flow-through shares are issued. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, on the on the renunciation with the Canada Revenue Agency, a deferred tax liability is recorded equal to the estimated amount of deferred income taxes payable by the Company as a result of the renunciations, the obligation on issuance of flow-through shares is reduced and the difference is recognized in profit or loss. There is no impact to share capital on renunciation of flow-through shares.

The above accounting policy differences had no effect on share capital of or deficit at July 1, 2010. There was an increase in the deferred flow-through share liability of $90,200 and a corresponding decrease to share capital as a result of this change for the year ended June 30, 2011.

Reclassifications

Under Canadian GAAP, G&A expenses (cash) and non-cash stock-based compensation expenses were disclosed as separate line items in profit or loss. Under IFRS, these items were grouped and reported as administrative expenses.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of IFRS accounting policies and reported amounts of assets and liabilities and income and expenses. Accordingly, actual results may differ from these accounting estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The following are the critical judgments and estimations that management has made in the process of applying the Company’s IFRS accounting policies and that have the most significant effect on amounts recognized in these financial statements:

Reserves

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in order to make an assessment of the size, shape, depth, and quality of reservoirs, and their anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying values of the Company’s petroleum and natural gas properties, the calculation of depletion and depreciation, the provision for decommissioning obligations, and the recognition of deferred tax assets due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from Portal’s petroleum and natural interests are independently evaluated by reserve engineers at least annually.

The Company’s petroleum and natural gas reserves represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon (i) a reasonable assessment of future economics of such production; (ii) a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and (iii) evidence that the necessary production, transmission, and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests. Portal’s oil and gas reserves are determined pursuant to National Instrument 51-101, Standard of Disclosures for Oil and Gas Activities.

Decommissioning obligations

The Company estimates future remediation costs of assets or facilities. In most instances, removal of assets occurs many years into the future. This requires judgment regarding abandonment date, future environmental and regulatory legislation, the extent of reclamation activities, the engineering methodology for estimating cost, future removal technologies in determining the removal cost and liability-specific discount rates to determine the present value of these cash flows.

Stock-based compensation

All share-based awards issued by the Company are fair valued using the Black-Scholes option-pricing model. In assessing the fair value of share-based compensation, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date

Impairment of assets

The impairment testing of PP&E is based on estimates of proved plus probable reserves, production rates, forecasted petroleum and natural gas prices, future costs and other relevant assumptions. Portal’s assets are aggregated into cash-generating units, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

Income Taxes

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in the future periods.

CHANGES TO IFRS ACCOUNTING STANDARDS

The Company’s analysis of accounting policy differences specifically considers the current IFRS standards that are in effect. The Company will continue to monitor any new or amended accounting standards that are issued by the IASB in future periods.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the Company’s cash, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company may acquire property interests in foreign jurisdictions that may make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amounts receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

(e)

Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as oil and gas prices are impacted by world economic events that dictate the levels of supply and demand.

The Company did not have any commodity price contracts in place as at or during the nine months ended March 31, 2012.